August 31, 2007                                   Mayer, Brown, Rowe & Maw LLP
                                                         71 South Wacker Drive
                                                  Chicago, Illinois 60606-4637

                                                       Main Tel (312) 782-0600
                                                       Main Fax (312) 701-7711
                                                        www.mayerbrownrowe.com

                                                              Stuart M. Litwin
                                                     Direct Tel (312) 701-7373
                                                     Direct Fax (312) 706-8165
                                                    slitwin@mayerbrownrowe.com


Via U.S. Mail And Facsimile

Ms. Rolaine Bancroft
Division of Corporation Finance Securities and Exchange
Commission 100 F Street, N.E.
Washington, D.C.  20549

Re:      GS Auto Loan Trust 2006-1
         Form 10-K for the fiscal year ended December 31, 2006
         Filed March 30, 2007
         File No. 333-132001-01

         Response to Comment Letter dated June 25, 2007

Dear Ms. Bancroft:

         This letter is submitted on behalf of Goldman Sachs Asset Backed Securities Corp. (the "Depositor") regarding the Securities and Exchange Commission's (the "Commission") comment letter dated June 25, 2007 (the "Comment Letter") with respect to the Depositor's Form 10-K filing for the fiscal year ended December 31, 2006, filed with the Commission on March 30, 2007 (the "Form 10-K").

         Attached hereto is a redline of the amended Form 10-K (the "Form 10-K/A") marked against the previously filed Form 10-K to indicate the changes that have been made in response to the staff's comments. For your convenience, we have also enclosed a clean copy of the Form 10-K/A.

         For reference purposes, the exact text of the Commission's numbered comments in the Comment Letter has been reproduced in italics with the Depositor's response indicated below each comment. Capitalized terms used, but not defined herein, have the meanings set forth in the Form 10-K/A.

Form 10-K
Item 1122 of Regulation AB.  Compliance with Applicable Servicing Criteria

1. We note that JP Morgan Chase Bank has reported material noncompliance with Items 1122(d)(3)(i) and (ii). Please expand your disclosure here to provide more detail regarding the errors or omissions related to the reports provided to your investors. We note your disclosure that the errors and omissions were corrected, however, we note that you have not filed any amended Form 10-Ds. Please revise or advise.

         The disclosure by JPMorgan Chase Bank, N.A. ("JPMorgan") relating to
         Item 1122(d)(3)(i) and (ii) has been revised to reflect that JPMorgan has notified the Depositor that neither JPMorgan nor PricewaterhouseCoopers LLP uncovered any errors or omissions relating to the GS Auto Loan Trust 2006-1 transaction in their examination of their platform. Please see the revisions contained under Item 1122 in the Form 10-K/A and Exhibit 33.6B of the attached Form 10-K/A.

Item 1123 of Regulation AB.  Servicer Compliance Statement

2. Please tell us why compliance statements have not been provided by Systems & Services Technologies and MSX International, Inc. Separate servicer compliance statements are required from each servicer that meets the criteria in Item 1108(a)(2)(i) through (iii) of Regulation AB. Refer also to Regulation AB Telephone Interpretation 12.01 available on our website.

         Neither Systems & Services Technologies ("SST") nor MSX International, Inc. ("MSXI") are servicers under Item 1108(a)(2)(i) through (iii) of Regulation AB.

         The receivables serviced by SST in connection with GS Auto Loan Trust 2006-1 represented only 1.1% of the pool balance as of the cut-off date. SST is a servicer under Item 1108(a)(2)(iv) of Regulation AB because of its role as data aggregator. As a result, Item 1123 of Regulation AB does not apply to SST.

         MSXI is engaged by Ford Credit pursuant to a service level agreement with Ford Credit to hold physical possession of retail installment sale contracts and to perform imaging services with respect to such contracts. These activities do not meet the criteria for a servicer in
         Item 1108(a)(2) of Regulation AB. As a result, Item 1123 of Regulation AB does not apply to MSXI.

Signatures

3. Please revise the signature block of your Form 10-K to clearly indicate that Mr. Probst is the senior officer in charge of securitization of the depositor. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

         The signature block to Form 10-K/A and the signature block to the
         Section 302 certification have each been revised accordingly. Please see the signature page to the attached Form 10-K/A and the signature block contained in Exhibit 31.1 thereto.

Exhibits

4. The exhibits, as currently filed, are attached to Form 10-K. Please separately file the exhibits on Edgar with a proper tag for each respective exhibit.

         The Exhibits will be separately filed with a proper tag for each respective exhibit.

5. We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criteria set forth in subparagraphs (d)(1)(iii), and (d)(4)(ix) were deemed not applicable.

         o Item 1122(d)(1)(ii) provides "Any requirements in the transaction agreements to maintain a back-up servicer for the pool assets are maintained". However, there is no requirement in the transaction agreements to maintain a backup servicer. Therefore, this item does not apply.

         o Item 1122(d)(4)(ix) provides "Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents". However, the pool assets have fixed rates, not adjustable rates. Therefore, this item does not apply.

Exhibit 33.3 and 33.4 - Ford Motor Credit Company and
        Systems & Services Technologies, Inc.

6. Please revise both assessments to state that the party has policies and procedures in place to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criteria applicable to each vendor. Also state that each vendor is not a "servicer" as defined in Item 1101(j) of Regulation AB. Refer to Regulation AB Telephone Interpretation 17.06.

         Exhibits 33.3 and 33.4 have been revised accordingly. Please see Exhibits 33.3 and 33.4 of the attached Form 10-K/A.

Exhibit 33.7 - MSX International, Inc.

7. The assessment report indicates that MSXI used the servicing criteria communicated to it by the servicer to assess compliance with the applicable servicing criteria. Please explain to us how this complies with Item 1122(a)(2) of Regulation AB, which requires that the party use the criteria in Item 1122(d) to assess compliance with the applicable servicing criteria or revise.

         The following response has been provided to the Depositor by Ford Credit:

         Ford Credit engages MSX International, Inc. ("MSXI") to perform certain specific and limited procedures with respect to retail installment sale contracts purchased by Ford Credit in the ordinary course of its business activities. These procedures include receiving contracts from Ford Credit, imaging the contracts, checking the imaged contracts for quality and legibility, uploading the imaged contracts to Ford Credit's servicing system and storing and retrieving original contracts at Ford Credit's request. MSXI is not made aware when or whether a particular contract is included in a securitization in which Ford Credit is a sponsor or servicer (a "Ford Credit Securitization"). MSXI is not otherwise involved in any Ford Credit Securitization and, to Ford Credit's knowledge, MSXI is not a "party participating in the servicing function" for any other securitization transactions and does not otherwise participate in the securitization market.

         Ford Credit provided MSXI a copy of Item 1122 of Regulation AB and other parts of Regulation AB such as relevant definitions. MSXI's assessment states that "servicing criteria 1122(d)(4)(i)-(ii) are applicable to the activities performed by MSXI." Further, MSXI's assessment goes on to state that "MSXI has concluded that all other servicing criteria are not applicable to the activities it performs with respect to the asset-backed securities transactions covered by this report." Ford Credit believes that these statements in MSXI's report on assessment satisfy Item 1122(a)(2) in all material respects.

         Ford Credit does not intend to seek assessments of compliance with servicing criteria from MSXI in connection with future Ford Credit Securitizations and will instead elect to take responsibility for assessing compliance by this vendor as permitted by Telephone Interpretation 17.06.

         Finally, in connection with the request contained on the final page of the Comment Letter, requesting that the company provide in written statement making certain acknowledgements regarding various matters set forth therein, please see the attached Schedule A hereto.

         Please feel free to contact me at (312) 701-7373, if you have any questions regarding the foregoing, or you require any additional information. We would appreciate a prompt response to the foregoing.

                                   Sincerely,

                                   /s/ Stuart M. Litwin

                                   Stuart M. Litwin

cc:      Max A. Webb
         Sang Kim

                                   SCHEDULE A

I, Curtis Probst, acknowledge that:

         o Goldman Sachs Asset Backed Securities Corp. ("Goldman") is responsible for the adequacy and accuracy of the disclosure in its Form 10-K filing for the fiscal year ended December 31, 2007, as amended (the "Filing");

         o staff of the Division of Corporation Finance (the "Staff") comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Filing; and

         o Goldman may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Date:  August 31, 2007

                            Goldman Sachs Asset Backed Securities Corp.


                            By:  /s/ Curtis Probst
                            Name:  Curtis Probst
                            Title:  Vice President*

*Curtis Probst is a senior officer in charge of securitization of Goldman Sachs Asset Backed Securities Corp.